Pinnacle Foods Finance LLC

Pinnacle Foods Finance Corp.

399 Jefferson Road

Parsippany, NJ 07054

(973) 541-6620

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

September 6, 2016

Pinnacle Foods Finance LLC

Pinnacle Foods Finance Corp.

Registration Statement on Form S-4

File No. 333-213183

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Pinnacle Foods Finance LLC and Pinnacle Foods Finance Corp. (the “Issuers”) and each of the affiliates of the Issuers listed on Annex A to this letter (the “Guarantors” and, together with the Issuers, the “Registrants”) hereby request that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act by 9:00 a.m., New York City time, on September 8, 2016, or as soon thereafter as practicable.

The Registrants hereby affirm that they are aware of their obligations under the Securities Act. In connection with the foregoing request, the Registrants further acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Registrants’ counsel, Craig F. Arcella, at (212) 474-1024 and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

PINNACLE FOODS FINANCE LLC

By:	/s/ Craig Steeneck
Name: Craig Steeneck
Title: Executive Vice President and Chief Financial Officer

PINNACLE FOODS FINANCE CORP.

By:	/s/ Craig Steeneck
Name: Craig Steeneck
Title: Executive Vice President and Chief Financial Officer

AVIAN HOLDINGS LLC

By:	/s/ Craig Steeneck
Name: Craig Steeneck
Title: Executive Vice President and Chief Financial Officer

BIRDS EYE FOODS, INC.

By:	/s/ Craig Steeneck
Name: Craig Steeneck
Title: Executive Vice President and Chief Financial Officer

BIRDS EYE FOODS LLC

By:	/s/ Craig Steeneck
Name: Craig Steeneck
Title: Executive Vice President and Chief Financial Officer

GLK HOLDINGS, INC.

By:	/s/ Craig Steeneck
Name: Craig Steeneck
Title: Executive Vice President and Chief Financial Officer

GLK, LLC

By:	/s/ Craig Steeneck
Name: Craig Steeneck
Title: Executive Vice President and Chief Financial Officer

KENNEDY ENDEAVORS, INCORPORATED

By:	/s/ Craig Steeneck
Name: Craig Steeneck
Title: Executive Vice President and Chief Financial Officer

PINNACLE FOODS FORT MADISON LLC

By:	/s/ Craig Steeneck
Name: Craig Steeneck
Title: Executive Vice President and Chief Financial Officer

PINNACLE FOODS GROUP LLC

By:	/s/ Craig Steeneck
Name: Craig Steeneck
Title: Executive Vice President and Chief Financial Officer

PINNACLE FOODS INC.

By:	/s/ Craig Steeneck
Name: Craig Steeneck
Title: Executive Vice President and Chief Financial Officer

PINNACLE FOODS INTERNATIONAL CORP.

By:	/s/ Craig Steeneck
Name: Craig Steeneck
Title: Executive Vice President and Chief Financial Officer

ROCHESTER HOLDCO LLC

By:	/s/ Craig Steeneck
Name: Craig Steeneck
Title: Executive Vice President and Chief Financial Officer

SEASONAL EMPLOYERS, INC.

By:	/s/ Craig Steeneck
Name: Craig Steeneck
Title: Executive Vice President and Chief Financial Officer

BOULDER BRANDS, INC.

By:	/s/ Craig Steeneck
Name: Craig Steeneck
Title: Vice President

BOULDER BRANDS USA, INC.

By:	/s/ Kelley Maggs
Name: Kelley Maggs
Title: Executive Vice President, Secretary and General Counsel

ANNEX A

Guarantors

Pinnacle Foods Inc.

Pinnacle Foods Group LLC

Pinnacle Foods International Corp.

Birds Eye Foods, Inc.

Avian Holdings LLC

Birds Eye Foods LLC

Kennedy Endeavors, Incorporated

Seasonal Employers, Inc.

GLK Holdings, Inc.

GLK, LLC

Rochester Holdco LLC

Pinnacle Foods Fort Madison LLC

Boulder Brands, Inc.

Boulder Brands USA, Inc.